Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267477

Prospectus Supplement No. 8

(To Prospectus dated October 6, 2022)

QUALTEK SERVICES INC.

3,589,000 Shares of Class A Common Stock

306,000 warrants by the Selling Stockholders

Senior Convertible Notes due 2027 by the Selling Noteholders

Up to 31,104,034 Shares of Class A Common Stock Underlying 2027

Convertible Notes

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated October 6, 2022 (the “Prospectus”), related to (a) the resale from time to time of (i) up to 3,589,000 shares of Class A common stock, $0.0001 par value, of QualTek Services Inc. (“Class A Common Stock”) including 306,000 shares of Class A Common Stock issuable upon the exercise of Private Placement Warrants, each exercisable for one share of Class A Common Stock at a price of $11.50 per share (“warrants”) and (ii) 306,000 warrants by the selling security holders named in this prospectus (each a “Selling Stockholder,” and, collectively, the “Selling Stockholders”), (b) the resale from time to time of up to $124,685,000 in aggregate principal amount of senior convertible notes due 2027 (the “2027 Convertible Notes”) by the selling holders named in this prospectus (the “Selling Noteholders” and, together with the Selling Stockholders, the “Selling Securityholders”) and (c) the resale from time to time of up to 31,104,034 shares of our Class A Common Stock issuable upon conversion of the 2027 Convertible Notes by the Selling Noteholders (all undefined capitalized terms are as defined in the Prospectus), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on The Nasdaq Capital Market under the symbols “QTEK” and “QTEKW,” respectively. On April 24, 2023, the closing price of our Class A Common Stock and warrants were $0.3263 and $0.0367, respectively.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A Common Stock, warrants and 2027 Convertible Notes is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 17 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 24, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 18, 2023

QualTek Services Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40147	83-3584928
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Sentry Parkway E, Suite 200 Blue Bell, Pennsylvania	19422
(Address of principal executive offices)	(Zip Code)

(484) 804-4585

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	QTEK	The Nasdaq Stock Market LLC
Warrants	QTEKW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On April 18, 2023, QualTek Services Inc., a Delaware corporation (the “Company”), received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that because the Company has not yet filed its Form 10-K (the “Form 10-K”), the Company is no longer in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the “SEC”).

This notification has no immediate effect on the listing of the Company’s shares on Nasdaq. However, if the Company fails to timely regain compliance with the Nasdaq Listing Rule, the Company’s common stock will be subject to delisting from Nasdaq. Under Nasdaq rules, the Company has 60 calendar days to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rule. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company up to 180 days from the prescribed due date for filing the Form 10-K to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

Item 7.01	Regulation FD Disclosure.

On April 24, 2023, the Company issued a press release disclosing its receipt of the Notice referenced above and the matters discussed below relating to the Company’s indebtedness. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, unless we specifically incorporate it by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934. By furnishing this information on this Current Report on Form 8-K, we make no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

Item 8.01.	Other Events.

As previously disclosed, on March 15, 2023, the Company did not make an interest payment of approximately $3.7 million due on its Senior Unsecured Convertible Notes due 2027 (the “Convertible Notes”). The Company had a 30-day grace period, or until April 14, 2023, to make the interest payment. The Company has not made the interest payment, and, as a result, an event of default has occurred under the indenture that governs the Convertible Notes (the “Indenture”), the ABL Credit Agreement (as defined below) and the Term Loan Credit Agreement (as defined below). Pursuant to the Indenture, upon an event of default, the trustee under the Convertible Notes or holders of 25% in aggregate principal amount of the outstanding Convertible Notes may declare the principal of, premium, if any, on and accrued and unpaid interest on, the Convertible Notes to be due and payable immediately, which would require the Company to pay approximately $130 million immediately. In addition, pursuant to each of the ABL Credit Agreement and the Term Loan Credit Agreement, upon an event of default, the lenders under such facilities can accelerate the repayment of the outstanding borrowings thereunder and exercise other rights and remedies that they have under applicable laws. The Company has not received any notices of acceleration as of the date hereof.

The Company has entered into a forbearance agreement with holders of approximately 72% of the aggregate principal amount of the outstanding Convertible Notes (the “Forbearing Holders”), pursuant to which the Forbearing Holders have agreed to (i) forbear from exercising any of their rights and remedies, including with respect to an acceleration, under the Indenture or applicable law with respect to any default or any event of default arising under the Indenture relating to or as a proximate result of the Company’s failure to pay interest on the Convertible Notes on March 15, 2023 or during the subsequent 30-day grace period and (ii) exercise their rights pursuant the Indenture to direct the trustee to forbear from exercising any remedy available to the trustee or exercising any trust or power conferred upon the trustee with respect to such defaults or events of default, in each case during the period commencing on April 24, 2023 and ending upon the earliest to occur of (a) 11:59 p.m. (New York City time) on May 15, 2023, (b) the occurrence of any event of default other than the defaults and events of default specified above, (c) payment of interest that was due March 15, 2023 to each Forbearing Holder, (d) the Company’s failure to pay any amounts owed to certain of the Forbearing Holders’ advisors, (e) an event of default, acceleration, or similar event in connection with any of the Company’s funded and/or revolving indebtedness, provided that the Company has not entered into a forbearance or similar agreement with respect to the foregoing clause (e), and (f) any borrowing or further extension of credit under the Company’s term loan facility, any provision of additional collateral to or for the benefit of the lenders under such term loan facility or any other lenders, agents, trustees or other parties under any credit facility or any other financing or similar instrument, or entry into any other non-ordinary course financing or similar transaction or any material asset disposition, in each case without the express written consent of the Forbearing Holders.

The Company has entered into a forbearance agreement with the administrative agent and lenders (the “ABL Forbearing Holders”) under the ABL Credit Agreement, dated as of July 18, 2018 (as amended, supplemented or otherwise modified from time to time, the “ABL Credit Agreement”), pursuant to which the ABL Forbearing Holders have agreed to forbear from exercising any of their rights and remedies, including with respect to an acceleration, in respect of a cross-payment event of default arising under Section 8.1(b)(i) of the ABL Credit Agreement, among other changes and forbearances, including a reduction in the aggregate commitment from $105 million to $90 million. The forbearance period shall expire on the earliest of: (i) May 15, 2023, (ii) the time at which any of the representations and warranties in the forbearance agreement is inaccurate in any material respect or any covenant is breached in any material respect, (iii) the occurrence of any other default or event of default under the ABL Credit Agreement or (iv) the trustee under the Convertible Notes exercises any remedy under the Indenture.

The Company has entered into a limited waiver agreement with the administrative agent and required lenders (the “Term Loan Waiving Holders”) under the Term Loan Credit Agreement, dated as of July 18, 2018 (as amended, supplemented or otherwise modified from time to time, the “Term Loan Credit Agreement”), pursuant to which the Term Loan Waiving Holders have agreed to waive certain defaults, including with respect to an acceleration, due to a cross-payment event of default under Section 8.1(b)(i) of the Term Loan Credit Agreement, among other changes and waivers that will allow the Company to request additional borrowings in the form of new money incremental term loans in an amount of up to $20 million, subject to the approval of the Required Lenders (as defined in the Term Loan Credit Agreement). The waiver period shall expire on the earliest of: (i) May 15, 2023, (ii) the time at which any of the representations and warranties in the limited waiver agreement is inaccurate in any material respect or any covenant is breached in any material respect, (iii) the occurrence of any other default or event of default under the Term Loan Credit Agreement or (iv) the trustee under the Convertible Notes exercises any remedy under the Indenture.

We will likely choose or need to obtain alternative sources of capital, otherwise meet our liquidity needs and/or restructure our existing indebtedness through the protections available under applicable bankruptcy or insolvency laws, including Chapter 11 of the U.S. Bankruptcy Code. Holders of our Class A Common Stock will likely not receive any value or payments in a restructuring or similar transaction. Our normal operations are not anticipated to be impacted and we expect to continue to serve our customers with our dedicated and experienced team members.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits:

EXHIBIT NO.	DESCRIPTION	LOCATION
99.1	Press Release	Furnished herewith
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUALTEK SERVICES INC.

Date: April 24, 2023	By:	/s/ Christopher S. Hisey
	Name:	Christopher S. Hisey
	Title:	Chief Executive Officer

Exhibit 99.1

QualTek Shares Business Update

BLUE BELL, PA April 24, 2023 (NASDAQ: QTEK) — QualTek Services Inc. (the “Company”) announced today that it has entered into a forbearance agreement with a majority of convertible noteholders of its Senior Unsecured Convertible Notes (“Convertible Notes”). This forbearance agreement follows the Company’s election to enter a 30-day grace period ending April 14, 2023, to make the interest payment on its Convertible Notes and subsequent decision to not make the payment. The Company also entered into a forbearance agreement with its administrative agent and lenders on its ABL Credit Agreement and a limited waiver agreement with required creditors of its Term Loan Credit Agreement. As detailed in the 8-K filed by the Company, the agreements will allow the Company to continue to work with its lenders to strengthen its balance sheet.

“These forbearance and waiver agreements position QualTek to deliver on the continued strong demand for our services and afford us additional runway to continue productive discussions with our lenders,” said QualTek’s Chief Executive Officer Scott Hisey. “We are working towards a holistic plan to improve our balance sheet that will enable us to better serve our customers and continue building upon our consistent track record of providing high-quality infrastructure services for our valued customer base.”

Additionally, on April 18, 2023, the Company received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that because the Company has not yet filed its Form 10-K, the Company is no longer in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the “SEC”).

This notification has no immediate effect on the listing of the Company’s shares on Nasdaq. However, if the Company fails to timely regain compliance with the Nasdaq Listing Rule, the Company’s Class A common stock will be subject to delisting from Nasdaq.

Under Nasdaq rules, the Company has 60 calendar days to either file the Form 10-K or to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rule. If the Company does not file the 10-K but submits a plan to regain compliance, and Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company up to 180 days from the prescribed due date for filing the Form 10-K to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

Forward-Looking Statements

This communication contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the financial condition, results of operations, earnings outlook and prospects of QualTek. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of QualTek and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by QualTek.

Should one or more of the risks or uncertainties materialize or should any of the assumptions made by the management of QualTek prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the matters addressed in this communication and attributable to QualTek or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication. Except to the extent required by applicable law or regulation, QualTek undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication to reflect the occurrence of unanticipated events.

Contact
C Street Advisory Group
QualTek@thecstreet.com